

July 26, 2011

Via US Mail and Facsimile (949) 255-7055
Mr. L. Bryan Shaul
Executive Vice President and Chief Financial Officer
Sun Healthcare Group, Inc.
18831 Von Karman, Suite 400
Irvine, CA 92612

> **Re: Sun Healthcare Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 3, 2011**
> **File No. 001-12040**

Dear Mr. Shaul:

We have reviewed your response letter dated June 29, 2011 and your filings and have the following comments. As noted in our letter dated April 29, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

(13) Segment Information, page F-38

1.   It appears us that the CODM regularly reviews discrete financial information for the following business units: SunBridge Northeast, Sunbridge Southeast, Sunbridge Western, SolAmor, and Americare. We further note your statements that the CFO reports which contain discrete financial information on the legal entities are reviewed by the CODM to "make decisions about resource allocations between operating segments" and the monthly President's reports are used to assess the operational and financial performance of each of your reporting units (which include your regional operations). We believe that each of these business units separately constitutes an operating segment. In light of our foregoing, tell us if you will achieve the same results if you tested goodwill for impairment at these levels.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director